UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
08707

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dorn & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

216 East Washington Ave
(No. and Street)

Fergus Falls	MN	56537
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew Dorn	(952) 449-3019	mdorn@dornco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bauer & Company, LLC
(Name – if individual, state last, first, and middle name)

P.O. Box 27887	Austin	TX	78755
(Address)	(City)	(State)	(Zip Code)

11/20/2014	PCAOB #6072
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Matthew Dorn, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dorn & Co., Inc., as of 2/20, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MEGAN LEIGH EDGERLY
Notary Public
Minnesota
My Commission Expires
Jan 31, 2025

Notary Public

Signature:

Title:
President & CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DORN & CO., INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2023

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DORN & CO., INC.
TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Dorn & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dorn & Co., Inc. as of December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Dorn & Co., Inc. as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Dorn & Co., Inc.'s management. Our responsibility is to express an opinion on Dorn & Co., Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Dorn & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Dorn & Co., Inc.'s auditor since 2018.

Austin, Texas
February 20, 2024

Bauer & Company, LLC
P. O Box 27887, Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

DORN & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash and Cash Equivalents	$	307,133
Receivable from Broker - Dealers and Clearing Organizations		57,381
Prepaid Expenses		8,557
Property and Equipment, Net		4,189
Intangible Assets, Net		206,600
Restricted Deposit with Clearing Organization		25,000
TOTAL ASSETS	$	608,860

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts Payable and Accrued Expenses	$	59,436
Total Liabilities		59,436
STOCKHOLDERS' EQUITY		
Common Stock		
Par Value $10; Authorized - 25,000 Shares; Issued and Outstanding - 8,410 Shares		84,100
Additional Paid In Capital		175,900
Retained Earnings		289,424
Total Stockholders' Equity		549,424
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	608,860

The accompanying Notes to Financial Statements are an integral part of these financial statements

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Dorn & Co., Inc.'s (the Company), a Minnesota corporation, was incorporated in 1946. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of paragraphs k(2)(i) and k(2)(ii) of Rule 15C3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company operates under the exemptive provisions of 15c3-3(k)(2)(i), 15c3-3(k)(2)(ii), and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, bus as an introducing broker-dealer, will clear securities transactions on behalf of the customers on a fully disclosed basis through a clearing broker-dealer and promptly transmit customer funds to the clearing broker-dealer. The clearing broker-dealer caries the accounts of the customer and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Adoption of New Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-13, ("ASU 2016-13"), which requires the immediate recognition of management's estimates of current expected credit losses. ASU 2016-13 is effective for fiscal years and interim reporting periods within those years beginning after December 15, 2022. Early adoption is permitted after fiscal years beginning December 15, 2018. The Company adopted ASU 2016-13 as of January 1, 2023 by means of the modified retrospective method and required cumulative-effect adjustment to the opening retained earnings as of that date. The cumulative-effect adjustment to the opening retained earnings as of January 1, 2023 was not material. There is no significant impact to the Company's operating results due to the adoption of ASU 2016-13.

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, which will become available within three months or less from the date of the financial statements, to be cash equivalents.

Securities Clearing

The Company conducts business as a registered broker-dealer on a fully-disclosed basis through RBC Correspondent Services (RBC CS), a division of RBC Capital Markets, LLC Member NYSE/FINRA/SIPC.

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Trading Securities and Deposits

The Company maintains a trading deposit account at RBC in the amount of $250,539 at December 31, 2023, which is used to purchase trading securities. This amount is included in the Cash and Cash Equivalents on the Statement of Financial Position at December 31, 2023. As of December 31, 2023, the Company had no inventoried trading securities. The funds are held in a trading deposit account. Trading securities are valued at quoted market values. The Company also maintains a clearing deposit account with RBC in the amount of $25,000 at December 31,2023.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Computers and equipment are depreciated over three years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statement of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgement regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any. There are no uncertain tax positions as of December 31,2023.
The Company has not changed any of its tax accrual estimates. The Company files U.S. Federal and U.S. state tax returns.

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Management Subsequent Events

The Company has evaluated subsequent events through February 20, 2024, the date the financial statements were available to be issued. There were no subsequent events requiring recognition or disclosure.

Revenue from Contracts with Customers

Revenue from contracts with customers includes commission income and fees from investment advisory services and annuity fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's process under the contract to ensure recognition upon satisfaction of performance obligation;

Commissions

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Asset Management

Investment advisory fees and annuity fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising

Advertising costs are expensed as incurred. The expense for the year ended December 31, 2023 was $1,920.

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Trade Receivables

Trade receivables (Broker and Dealers – Open Transactions and Trading Receivable) are recorded and recognized on the books based upon information presented to the Company by third party entities from whom the receivable is due. Management assesses and records an allowance for credit losses on financial assets within the scope of ASU 2016-13 using the current expected credit loss ("CECL") model. The amount necessary to adjust the allowance for credit losses to management's current estimate, as of the reporting date, on these assets is recorded in net income as credit loss expense. No allowance is deemed to be necessary as it has been the experience of the Company that the full amount is collected and usually received within 30 days

Impairment

Impairment losses are recorded on property and equipment used in operations and other long lived assets when indicators of impairment are present in the assets and liabilities as a separate group classified on the financial statements would be presented separately in the appropriate asset and liability section of the Statement of Financial Condition and the Statement of Cash Flows. Estimates to be generated by those assets are less than the assets' carrying amount. Impairment is measured based on the excess of carrying value over the fair value of the asset. Assets to be disposed of are separately presented in the Statement of Financial Condition and are reported at the carrying amount and are no longer depreciated. There are no impairment charges reported by the Company during 2023. No indication of impairment existed at December 31, 2023.

NOTE 2 RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2023, consist of the following:

	2023
Fees and Commissions Receivable	$ 9,603
Receivable from Clearing Organization	47,778
Total	$ 57,381

Revenue from the clearing broker counts for 84% of total revenues, and 83% of total receivables. The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 3 INCOME TAXES

The components of income tax expense (benefit) for the year ended December 31, 2023 is as follows:

NOTE 3 Income Taxes (CONTINUED)

	2023	
Net Operating Loss C/O 2022	Amount	Percent
Federal	154,000	21.0%
State	154,000	9.8%
Blended Tax Rates		30.80%
Future Tax Benefit	$ 47,432	
Expected Future Use	50%	
Future Benefit	$ 23,716	
Future Benefit	23,716	
Benefit Allowance	(23,716)	
Net Benefit	-	

NOTE 4 PROFIT SHARING TRUST FUND

The Company has adopted a non-contributory profit sharing plan covering all full-time employees with one or more years of service, to which it has been paying a cash amount approximating 3 percent of the eligible salaries of those employees who have fulfilled the length of service requirement. Contributions to the plan are discretionary and totaled $19,679 for 2023.

NOTE 5 NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule ("Rule 15C3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15C3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital and net capital requirements of $308,308 and $100,000, respectively, which was $208,308 in excess of the required minimum. The Company's aggregate indebtedness to net capital ratio was 19.28 to 1. There is no material difference with FOCUS reports filed with regards to FINRA.

NOTE 6 LEASE AGREEMENTS

The Company leases office space under an operating lease in Fergus Falls, Minnesota. The lease is a month to month lease with a related party, a stockholder of the Company. The Company pays $6,000 per month.

The Company also leases office space under an operating leases in Minnetonka, Minnesota. The lease is term is 12 months and expires in April 2025. The new accounting standard ASC 842, Leases, which requires companies to recognize right-of-use assets and lease liabilities for all leases is not applicable to leases 12 months and under in term. The Company records rent expense on a straight-line basis over the term of the leases. Total rent expense under the leases was $98,467.

Future minimum lease payments under the agreement, at December 31, 2023 are as follows:

Year	Amount	
2024	$	26,772
2025	$	9,124

NOTE 7 RELATED-PARTY TRANSACTIONS

The Company leases one of its offices in a building owned by a stockholder, and paid $72,000 for rent in 2023.

The Company also paid commission of $206,072 to a stockholder for the year ended December 31, 2023. This is included in Commission, Compensation and Benefits in the Statement of Operations as of December 31, 2023.

It is possible that the terms of certain related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

NOTE 8 CREDIT RISK

Amounts on deposit in the Company's bank accounts frequently exceeded the FDIC coverage for depositors. This results in a credit risk. Amounts on deposit with RBC CS are covered by Securities Investor Protection Corporation (SIPC).

Other financial instruments subject to off-balance-sheet credit risk include accounts receivable and trading and investment securities. The Company does not require collateral or other security to support receivables. At December 31, 2023, the Company had accounts receivable from broker/dealer open transactions of $57,381.

The value of trading and investment securities is based on market values of the specific issues and thus subject to market fluctuations.

NOTE 9 INTANGIBLE ASSETS

Intangible assets consist of the cost of a customer list. The value of the customer list is amortizable, and is based on the current and future revenue for this asset with an annual minimum equal to the straight line amortization over the remaining estimated economic life, which is 15 years. The Company purchased a customer list for $164,000 in October 2018. The Company paid cash of $54,000 and entered into a note payable for $110,000. In July 2021 the Company purchased another customer list for $120,000. The Company paid $40,000 and entered into a note payable for $80,000. Amortization expense for the year ended December 31, 2023 was $26,937. This amount includes a catchup of $666.85 Per month due to under Amortization in 2022. Management believes that there is no impairment to the value of these assets.

Current and future amortization of Intangible assets are as follows:

Date	Amortization	Net Balance
2023	$ 26,936.40	$ 206,599.60
2024	$ 18,934.20	$ 187,665.40
2025	$ 18,934.20	$ 168,731.20
2026	$ 18,934.20	$ 149,797.00
2027	$ 18,934.20	$ 130,862.80
Total	$ 102,673.20	$ 130,862.80

NOTE 10 PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2023:

Office equipment	$ 221,087
Leasehold improvements	371,663
Subtotal	592,750
Less accumulated depreciation	(588,561)
Total	$ 4,189

Depreciation expense for the year ended December 31, 2023 was $1,032.

NOTE 11 COMMITMENTS AND CONTINGENCIES

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk

The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure of these risks to an acceptable level.

BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Dorn & Co., Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Dorn & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Dorn & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the “exemption provisions”) and (2) Dorn & Co., Inc. stated that Dorn & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

Dorn & Co., Inc is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of such Rules) as the Company does not carry margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

Dorn & Co., Inc.’s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dorn & Co., Inc.’s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 20, 2024